Exhibit 3(i)

4880-2929-4877.1

Articles of Amendment

OF THE

AMENDED Articles of Incorporation

Of

Ball Corporation

The above corporation (hereinafter referred to as the "Corporation") existing pursuant to the Indiana Business Corporation Law, as amended (the "Act"), desiring to give notice of corporate action effectuating amendment of certain provisions of its Amended Articles of Incorporation, as amended (the "Articles of Incorporation"), sets forth the following facts:

Article I.
Name of Corporation; Date of Incorporation

Section 1.01.Name.  The name of the Corporation is Ball Corporation.

Section 1.02.Date of Incorporation.  The date of incorporation of the Corporation is December 19, 1922.

Article II.
AmendmentS

Section 2.01.Article IX of the Articles of Incorporation is amended as follows, with deletions indicated by strike-outs and additions indicated by underlining:

Section A.  Number and Term

The maximum number of directors shall be fifteen (15) and the minimum number shall be nine (9). The exact number may from time to time be specified by the Bylaws of the Corporation at not less than nine (9) nor more than fifteen (15). If the number of directors is not specified by the Bylaws, the number shall be twelve (12). Subject to the rights, if any, of the holders of shares of any class or series of Preferred Stock then outstanding to elect directors under specified circumstances as may be required by The Indiana General Corporation Act or applicable regulations the New York Stock Exchange, Inc., the Midwest Stock Exchange, Inc., or other exchanges on which the Corporation’s capital stock may be listed, until the election of directors at the Annual Meeting of Shareholders to be held in 2023, the directors shall be classified with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as possible, as shall be specified by the Bylaws, one (1) class to be originally elected for a term expiring at the Annual Meeting of Shareholders to be held in 1986, another class to be originally elected for a term expiring at the Annual Meeting of Shareholders to be

Exhibit 3(i)

held in 1987, and another class to be originally elected for a term expiring at the Annual Meeting of Shareholders to be held in 1988, with each director to hold office until his successor is elected and qualified. ~~At each~~ Until the Annual Meeting of Shareholders ~~of the Corporation~~ to be held in 2023, the successor of each director whose term expires at that Meeting shall be elected to hold office for a term expiring at the Annual Meeting of Shareholders held in the third year following the year of his election, or until his successor is elected and qualified. Commencing with the election of directors at the Annual Meeting of Shareholders to be held in 2023, the classification of the Board of Directors shall terminate and all directors shall as of such meeting and thereafter be elected for a one-year term expiring at the next Annual Meeting of Shareholders.

Section 2.02.The Articles of Incorporation are amended by adding the following Article XV:

ARTICLE XV

Shareholder Amendments to the Bylaws

Notwithstanding any other provision of law, these Amended Articles of Incorporation or the Bylaws of the Corporation, the Bylaws of the Corporation may be amended by the majority of the outstanding shares of stock entitled to vote generally in the election of directors.

Article III.
MANNER AND DATE OF ADOPTION AND VOTE

Section 3.01Action by Directors. The Board of Directors of the Corporation duly adopted resolutions on January 26, 2022, approving the terms and provisions of the foregoing Amendments to the Articles of Incorporation and recommended the Amendments to the shareholders of the Corporation.  The vote complied with the requirements set forth in the Act, the Articles of Incorporation and the Bylaws of the Corporation.  More specifically, on January 26, 2022, the Board of Directors of the Corporation duly adopted resolutions approving an amendment to the Bylaws of the Corporation to add the following statement in Article Three, Section A. of the Bylaws:  “The corporation elects not to be governed by IND. CODE §23-1-33-6(c)”, and to remove a statement that directors would be “divided into classes as provided in the Amended Articles of Incorporation.”  These changes to the Bylaws were approved to facilitate the amendment to the Articles of Incorporation set forth in Section 2.01 of these Articles of Amendment.  Also on January 26, 2022, the Board of Directors of the Corporation duly adopted resolutions approving an amendment to the Bylaws by changing Article Seven of the Bylaws to read as follows, with additions indicated by underlining:  “These bylaws may be altered, added to, amended, or repealed by the board of directors of the corporation at any regular or special meeting thereof or by the majority of the outstanding shares of stock entitled to vote generally in the election of directors.”  Because IND. CODE §23-1-39-1 states that unless the articles of incorporation provide otherwise, only a corporation’s board of directors may amend or repeal the corporation’s bylaws, the determination of the Board of Directors to permit shareholders holding a majority of the outstanding shares of common stock to amend the Bylaws also required an amendment to the Articles of Incorporation also permitting such shareholders to amend the Bylaws.  Accordingly,

Exhibit 3(i)

the Board of Directors approved the amendment set forth in Section 2.02 of these Articles of Amendment.
Section 3.02Action by Shareholders.  The foregoing Amendments to the Articles of Incorporation were approved by the shareholders of the Corporation by a vote of the holders of shares of common stock of the Corporation, being the only voting group entitled to vote entitled to vote on the Amendments, at a meeting thereof duly convened and held on April 27, 2022, at which a quorum was present.

The result of such vote is as follows:

DESIGNATION OF SHAREHOLDERS:	Declassify the Board Common Stock Holders	Permit Shareholders to Amend Bylaws Common Stock Holders
NUMBER OF OUTSTANDING SHARES / VOTES ENTITLED TO BE CAST:	321,212,216	321,212,216
NUMBER OF SHARES / VOTES REPRESENTED AT MEETING:	284,939,825	284,939,825
NUMBER OF VOTES CAST IN FAVOR:	267,082,643	267,738,753
NUMBER OF VOTES CAST AGAINST:	2,766,954	2,414,552
PERCENTAGE OF OUTSTANDING FOR:	83.14%	83.35%

The number of votes cast for approval of the Amendments by the holders of the shares of common stock was sufficient for approval by such holders.

Section 3.03Adoption Date.  The date of the adoption of each of the foregoing Amendments is April 27, 2022.
Section 3.04Compliance with Legal Requirements.  The manner of the adoption of the foregoing Amendments and these Articles of Amendment of the Articles of Incorporation and the vote by which they were adopted constitute full legal compliance with the Act, the Articles of Incorporation and the Bylaws of the Corporation.

Article IV.
EFFECTIVE DATE

These Articles of Amendment shall become effective upon filing with the Secretary of State of Indiana.